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                                               EXHIBIT 2
                                               NEWS RELEASE



AK Steel Declares Two-for-One Common Stock Split and Dividend Increase


   MIDDLETOWN, OH, October 8, 1997 -- AK Steel (NYSE: AKS) said today its board of directors authorized a two-for-one common stock split in the form of a stock dividend payable November 17, 1997, to shareholders of record on October 21, 1997. Following the stock split, approximately 62 million common shares will be outstanding.

   AK Steel's board also approved a 25% increase in the company's common stock dividend, to an annual indicated rate of $1.00 per share on a pre-split basis, equivalent to an indicated annual rate of $.50 per share post-split. A post-split quarterly dividend of $.125 was declared, payable on November 17, 1997, to shareholders of record on October 21, 1997.

   "The common stock split is yet another demonstration of our confidence in the future of AK Steel," said Richard M. Wardrop, Jr., chairman and chief executive officer. "Since our initial public offering on March 30, 1994, AK Steel's shareholders have benefited from our company's industry-leading operating profit per ton, as well as our common stock dividend and an aggressive and ongoing share repurchase program. Our recently announced preferred stock redemption, combined with this common stock split and dividend increase, allow us to further enhance shareholder value."

   AK Steel produces low-carbon and stainless flat-rolled steel for automotive, appliance, food and chemical processing, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown and Ashland, Kentucky.


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